Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Commission File No.: 333-191628

Date: February 5, 2014

Filed Pursuant to Rule 433

Registration No. 333-190954

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus are available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor/shareownersservices.

Verizon Communications Inc. Fixed Income Conference Call

February 5, 2014

Matthew Ellis – Verizon Communications Inc. – Senior Vice President and Treasurer

Slide 1 Cover Slide

Welcome and thank you for joining Verizon Communications’ fixed income investor presentation.

This is Matthew Ellis, Senior Vice President and Treasurer at Verizon.

Slides 2 and 3 “Safe Harbor” Statement and Legends

Before we get started, I would like to draw your attention to our Safe Harbor statement and other legends on Slides 2 and 3.

Information in this presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Discussion of factors that may affect future results is contained in Verizon’s filings with the SEC, which are also available on our website.

This presentation contains certain non-GAAP financial measures. Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are also available on our website.

Slide 4 Overview of Transaction

An overview of the proposed transaction can be found on slide 4.

Please refer to the preliminary prospectus supplement and speak to the Joint Book-Running Managers for additional details.

Slide 6 Our Company

Verizon is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a global presence. We are one of the largest companies in the US as measured by revenue and market capitalization.

We have two primary reporting segments, Wireless and Wireline, which we operate and manage as strategic business segments and organize by products and services.

Wireless represents 67% of our operating revenue and is the leader in the US wireless market. Verizon Wireless’ products and services include wireless voice and data services and equipment sales, which are provided to consumer, business and government customers across the United States.

Wireline represents 33% of our operating revenue and provides voice, data and video communications services to consumers in the US, as well as to carriers, businesses and government customers both in the US and in over 150 other countries around the world.

Slide 7 Best Networks in the Industry

Our strategy is to build upon the foundation and strength of our network assets as the platforms for future growth and innovation. We have a unique asset portfolio to drive continued growth and value over our networks and create an integrated experience for our customers. We are extremely well-positioned in the center of the trends that are driving growth in our industry – mobility, broadband, video, cloud services and security. Our portfolio of assets will enable us to better leverage our capabilities across the entire business.

In wireless, we completed our 4G LTE coverage build and continue to invest in our network to take advantage of the significant opportunities enabled by this technology, as we innovate around our customer solutions. We have further strengthened our portfolio of enterprise strategic services with the development of a new cloud services product suite, the launch of a mobile healthcare platform, and several targeted acquisitions which will enhance our capabilities in mobile video delivery.

We are confident in our ability to take advantage of the growth opportunities in our key strategic markets. We will continue to invest in our networks as the platforms for future growth and innovation.

This is an exciting time for our business and our industry. And we are very optimistic about the future.

Slide 8 Key Credit Highlights

Verizon is one of the world’s leading telecommunications providers with $121 billion dollars in revenue and $42 billion dollars in EBITDA. Our strong financial performance is driven by our world class Wireless segment and strong growth in FiOS and Strategic Enterprise Services.

Verizon’s ability to generate significant and stable cash flow is anchored by contracted and predictable revenue in both of our segments. We are committed to reducing leverage and targeting a return to a single-A ratings profile. The stability of our cash flow is what allows Verizon to deliver on our financial commitments as demonstrated by our strong track record of de-levering following significant transactions.

A great example of Verizon’s ability to quickly de-lever the balance sheet is following our acquisition of Alltel in 2009. In the 5 years since the Alltel transaction, we have reduced debt by almost $25 billion dollars. This reduction in debt combined with increases in adjusted EBITDA has allowed us to take more than a full turn out of our leverage ratio in less than 5 years. This deleveraging was achieved while also investing in our networks through participation in a spectrum auction and building out the first and largest 4G LTE network.

Slide 9 Verizon Wireless Transaction Overview

In the next section we will provide an overview of our acquisition of Vodafone’s 45% stake in Verizon Wireless.

Slide 10 Best Wireless Assets in North America

In September of 2013 we entered into definitive agreements with Vodafone to acquire their 45% stake in Verizon Wireless. After the transaction closes, Verizon will be the sole owner of Verizon Wireless.

Verizon Wireless generated over $80 billion dollars in revenue in 2013 and is the leading operator in the US across a variety of metrics. Our EBITDA service margins are the highest in the U.S. Wireless industry, we have the most retail postpaid connections along with the lowest churn and our 4G LTE network covers more people than any other provider.

Slide 11 Strategic Benefits

Full ownership of our wireless asset will mark a major milestone for our company. I think there is no better way to deploy our capital than to invest in an asset that today generates more than $80 billion dollars in annual revenue, provides nearly 50% service margin, generates significant cash flows, and is uniquely positioned for future growth and profitability.

The timing of this transaction is right from both the strategic and financial perspective and it offers substantial commercial and operating benefits.

Sole ownership of Verizon Wireless significantly improves our financial and growth profile and enhances value across all Verizon platforms.

Importantly, there is no business execution risk because we manage and control the partnership today. This transaction is not based on any synergies.

Upon closing, the transaction is expected to be immediately accretive to earnings and will provide access to all of the wireless cash flows. To put this into perspective, the partnership has paid special distributions of $25.5 billion dollars since January of 2012, of which 45% went to Vodafone.

Beyond the financial benefits, there is simply no better asset that fits as seamlessly into our portfolio and our strategic beliefs. Our growth strategy has three basic elements, connectivity, platforms and solutions. We are very bullish on the growth outlook for the U.S. wireless marketplace.

Slide 12 Transaction Financing and Timeline

We have in place all the requisite financing to complete the Verizon Wireless transaction.

Verizon has $53.5 billion dollars of cash as of year end, largely due to the $49 billion dollar bond financing we executed in September.

We have $12 billion dollars of term loans available to us at closing to fund the remaining cash consideration. Proceeds from today’s issuance are expected to reduce the amount of the term loan to be drawn at closing.

We will have significant liquidity in the form of available revolvers totaling $8.1 billion dollars and access to 100% of Wireless’ cash flows.

We have received all necessary US regulatory and shareholder approvals.

We expect to be in a position to issue new shares and close the transaction on February 21.

Slide 13 Verizon Communications Financials

To wrap up the presentation we’ll touch on our 2013 financial performance.

Slide 14 Financial Overview 2013

In 2013, we achieved or exceeded all of our key financial targets.

In wireless, we had an excellent year. We added 4.1 million new retail postpaid connections, generated service revenue growth of more than 8 percent, and drove a 15 percent increase in EBITDA. Our growth in

EBITDA was significant — $4.5 billion dollars in absolute terms — and we expanded our annual service EBITDA margin nearly 300 basis points to 49.5 percent.

In FiOS, we increased our penetration of data and video services by adding more than 600,000 new customers during the year. The scale of our FiOS business, and the popularity of our FiOS Quantum speeds, drove annual consumer revenue growth of 4.9 percent, up sharply from 3.2 percent in 2012.

In the enterprise space, in spite of continued economic challenges, strategic services revenue grew 4.6 percent in 2013.

Our free cash flow growth was also very significant, increasing by $6.9 billion dollars to $22.2 billion dollars, an increase of 45 percent from 2012.

Slide 15 Consolidated Financial Summary

Total operating revenue grew 3.4 percent in the fourth quarter, continuing our consistent top-line growth trend. For the year, we added $4.7 billion dollars to consolidated revenue, an increase of 4.1 percent. On a full year basis, the increase in consolidated revenues, along with the effective cost management, resulted in more than 21 percent growth in adjusted operating income.

On the same adjusted basis, consolidated EBITDA increased $4.6 billion dollars, up 12.3 percent for the year. Our adjusted EBITDA margin expanded 260 basis points to 34.9 percent – the highest consolidated margin in 8 years.

As mentioned earlier, adjusted earnings per share in the fourth quarter of 66 cents was significantly higher than a year ago. Our earnings performance has been very strong and very consistent – with double-digit year-over-year growth throughout 2013.

Slide 16 Wireless Revenue & Profitability

Total wireless revenues grew by $5.2 billion dollars in 2013, and totaled $81 billion dollars, representing two-thirds of Verizon’s consolidated revenue. We sustained our strong service revenue performance with 8 percent growth in the fourth quarter, making this our fifth consecutive quarter of at least 8 percent growth. For the year, service revenue grew 8.3 percent.

We generated $8.3 billion dollars of EBITDA in the fourth quarter, up 22.6 percent from the same quarter last year. Our service EBITDA margin in the fourth quarter was 47 percent, compared with 41.4 percent in the fourth quarter of 2012. For the year, EBITDA grew to $34.2 billion dollars, up $4.5 billion or 15 percent.

Our 2013 EBITDA service margin of 49.5 percent improved by 290 basis points — a very significant expansion. The other point to emphasize is the consistency of our wireless profitability. We have posted margins of 49 percent or higher in 5 of the last 7 quarters.

Slide 17 Wireline Revenue & Profitability

To summarize our overall wireline results, total operating revenues were down 1.5 percent in the fourth quarter and 1.4 percent for the full year. FiOS and certain strategic services continued their positive growth trends, while global enterprise and wholesale were pressured by declines in legacy transport services, CPE, and challenges in the public sector.

In terms of wireline profitability, fourth quarter EBITDA was $2.2 billion dollars, resulting in an EBITDA margin of 22.4 percent. For the full year, EBITDA increased 2.5 percent to $8.7 billion dollars, with an EBITDA margin of 22.2 percent.

As expected, our EBITDA margin for 2013 was similar to 2012. As we have stated in the past, we are confident that we will increase our wireline EBITDA margin in 2014.

Slide 18 Consolidated Cash Flow

For the full year, cash flows from operations increased to $38.8 billion dollars, an increase of more than 23 percent. Free cash flow increased to $22.2 billion dollars, up 45 percent.

Capital expenditures were $16.6 billion dollars for the full year, an increase of 2.7 percent. We continue to be very focused on improving investment returns and capital efficiency, and our annual Cap-ex to revenue ratio improved from 14 percent in 2012 to 13.8 percent in 2013.

The strength of our financial position enabled us to raise a record-setting amount of capital in the debt markets last September. We ended the year with total debt of $93.6 billion dollars, with all the permanent financing in place related to the pending Vodafone transaction.

We have a positive track record in terms of de-leveraging the balance sheet. Our pre-transaction leverage ratios were very low, and we utilized cash to retire $8.1 billion dollars in bonds during 2013.

Slide 19 Key Credit Highlights

In conclusion, I want to highlight our strong business performance, the strength of our balance sheet, our target to return to a single-A ratings profile and our history of delivering on our commitments.

Thank you everyone for participating in today’s presentation.

Forward-Looking Statements

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to satisfy any closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

Additional Information and Where to Find It

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “prospectus”). Verizon also filed with the SEC a proxy statement with respect to the special meeting of the Verizon shareholders held on January 28, 2014 in connection with the proposed transaction (the “proxy statement”). The registration statement on Form S-4 was declared effective by the SEC on December 10, 2013. Verizon mailed the prospectus to certain Vodafone shareholders and the proxy statement to Verizon shareholders on or about December 11, 2013. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND

VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.